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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMERICAN HOME MORTGAGE INVESTMENT CORP.
(Name of Issuer)
Shares of Common Stock, $0.01 Per Share
(Title of Class of Securities)
02660R107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02660R107

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,981,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,981,700

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,981,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

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CUSIP No.	02660R107

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,184,900

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,184,900

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,184,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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CUSIP No.	02660R107

1	NAMES OF REPORTING PERSONS: DME Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		300,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		300,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	300,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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CUSIP No.	02660R107

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		3,466,900

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,466,900

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,466,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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AMENDMENT NO. 2 TO SCHEDULE 13G
     This Amendment No. 2 (the “Amendment”) to the Schedule 13G (the “Schedule 13G”), originally filed on May 4, 2004, as amended by Amendment No. 1, filed on February 14, 2005, is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors,” and together with Greenlight LLC and Greenlight Inc, “Greenlight”), DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors, and Mr. David Einhorn, principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).
     This Amendment to Schedule 13G relates to the common stock, $0.01 per share (the “Common Shares”), of American Home Mortgage Investment Corp., a Maryland corporation, purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor, and (iv) any managed accounts for which Advisors acts as investment manager.

Item 2(a)	Name of Person Filing.
Item 2(a) of the Schedule 13G is hereby amended and restated as follows:
Greenlight Capital, L.L.C., Greenlight Capital, Inc., DME Advisors, L.P. and David Einhorn

Item 2(c)	Citizenship or Place of Organization.
Item 2(c) of the Schedule 13G is hereby amended and restated in its entirety as follows:
Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc is a corporation organized under the laws of the State of Delaware. Advisors is a limited partnership organized under the laws of the State of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 4	Ownership.
Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:
(a)	Greenlight and Mr. Einhorn are the beneficial owners of 3,466,900 shares of Common Shares.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 7.0% of the outstanding shares of Common Shares. This percentage was determined by dividing 3,466,900 by 49,590,821, the number of shares of Common Shares outstanding as of November 4, 2005, as reported in the Issuer’s Form 10-Q filed November 9, 2005 with the Securities and Exchange Commission.

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(c)	Greenlight has the sole power to vote and dispose of the 3,466,900 shares of Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 3,466,900 shares of Common Shares beneficially owned by Greenlight.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 3,466,900 shares of Common Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 10	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2006, between Greenlight and David Einhorn.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 14, 2006

Greenlight Capital, L.L.C.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

By:		DME Advisors GP, L.L.C.,
its general partner

	By:	/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/S/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Amendment on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

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